Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Abcam (US) Ltd.	United Kingdom
Abcam US Group Holdings Inc.	United States
Abcam Trading (Shanghai) Co. Ltd.	China
Epitomics Inc.	United States